May 16, 2011

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Under Armour, Inc.
Form 10-K for Fiscal Year End December 31, 2010
Filed February 24, 2011
File No. 001-33202

Dear Mr. Reynolds:

Under Armour, Inc. (“we or “our”) is in receipt of your letter dated May 4, 2011 related to the review by the staff of the Securities and Exchange Commission of our Form 10-K for the year ended December 31, 2010. As discussed today with Mr. Shehzad Niazi of your office, we are seeking an extension until June 1, 2011 to provide a written response to the staff’s comments in order to allow sufficient time for our team to review and respond to the comments.

Thank you for your consideration of this request. If you have any questions, please feel free to call me at (410) 454-6758.

Very truly yours,

/s/ John P. Stanton

John P. Stanton

Vice President, Corporate Governance and Compliance